Mark C. Lee
Tel (916)442-1111
Fax (916) 448-1709
leema@gtlaw.com

September 16, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Joseph Cascarano, Staff Accountant
Robert S. Littlepage, Accountant Branch Chief
Kate Beukenkamp, Staff Attorney
Celeste Murphy, Legal Branch Chief

Re:	First China Pharmaceutical Group, Inc. Amendment No. 6 to Form 8-K Filed July 15, 2011 File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced filing (the “Form 8-K”) by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 24, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 8-K
Item 2.01  Completion of Acquisition or Disposition of Assets.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

1.
SEC Comment:  We note your response to our comment one from our letter dated August 3, 2011.  We do not agree that a receivable related to stock purchases by employees is analogous to your facts and circumstances.  Therefore, we continue to believe the reclassified line item should be characterized as distributions to shareholder/CEO.

GREENBERG TRAURIG, LLP■ATTORNEYS AT LAW■WWW.GTLAW.COM
1201 K Street, Suite 1100■Sacramento, California 95814■Tel 916.442.1111■Fax 916.448.1709

Securities and Exchange Commission
Division of Corporation Finance
September 16, 2011

___________________

Company Response:  In response to the Staff’s comment, the Company will restate its financial statements included with the Form 8-K to classify the line item as a distribution to shareholder/CEO.  In addition, the Company will similarly restate its financial statements included with the Company’s Annual Report on Form 10-K for the period ended March 31, 2011 filed on July 14, 2011 (“Form 10-K”).  The Company intends to file an amended Form 8-K and an amended Form 10-K no later than September 23, 2011.  The Company will file a Current Report on Form 8-K, disclosing under Item 4.02, the non-reliance on said previously issued financial statements and the intended restatement.

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee Shareholder

GREENBERG TRAURIG, LLP

 Securities and Exchange Commission
Division of Corporation Finance
September 16, 2011

___________________

ACKNOWLEDGEMENT

In connection with First China Pharmaceutical Group, Inc.’s (the “Company”) letter dated September 16, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang
_____________________________
Zhen Jiang Wang, Chief Executive Officer

GREENBERG TRAURIG, LLP